Exhibit 97.3
CenterPoint Energy Resources Corp.
Amended and Restated Executive Officer Recovery Policy
1.Purpose. The purpose of this Policy is to describe the circumstances under which Executive Officers will be required to repay or return Erroneously Awarded Compensation to the Company Group. This Policy shall not supersede any other recoupment or similar policy of the Company Group, and any such other policy shall remain in full force and effect until otherwise terminated or superseded; however, to the extent any policy or procedure of the Company Group conflicts with this Policy, this Policy shall prevail.
2.Administration. This Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals.
3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(a)“Accounting Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (a “Big R” restatement) or (ii) is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
For purposes of this policy, an Accounting Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
(b)“Board” shall mean the Board of Directors of the Company.
(c)“CNP Board” shall mean the Board of Directors of CenterPoint Energy, Inc.
(d)“Committee” shall mean the Compensation Committee of the CNP Board.
(e)“Company” shall mean CenterPoint Energy Resources Corporation.
(f)“Company Group” shall mean the Company, together with CenterPoint Energy, Inc. and each of their direct and indirect subsidiaries.
(g)“Covered Incentive Compensation” shall mean all Incentive-based Compensation Received by an Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company Group), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Recovery Period.
(h)“Effective Date” shall mean October 2, 2023.

(i)“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Covered Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(j)“Executive Officer” shall mean each individual who is or was designated as an “officer” of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, in accordance with 17 C.F.R. 240.16a-1(f). For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include at a minimum executive officers identified pursuant to 17 C.F.R. 229.401(b).
(k)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall be considered Financial Reporting Measures for purposes of this Policy. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
(l)“Incentive-based Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(m)“NYSE” shall mean the New York Stock Exchange.
(n)“Policy” shall mean this Executive Officer Recovery Policy, as the same may be amended and/or restated from time to time.
(o)“Received” shall mean, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based Compensation occurs after the end of that period.
(p)“Recovery Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
(q)“Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
(r)“SEC” shall mean the U.S. Securities and Exchange Commission.
4.Repayment of Erroneously Awarded Compensation.
(a)In the event a Restatement Date occurs, the Committee shall reasonably promptly recover any Erroneously Awarded Compensation. The Committee shall promptly determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with the Accounting Restatement and provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Incentive-based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received, and the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to NYSE.
(b)The Committee shall have discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and additional costs incident to recovery efforts. To the extent that the Committee determines that any method of recovery other than prompt repayment by the Executive Officer in a lump sum in cash or property is appropriate, a repayment agreement with the Executive Officer, in a form reasonably acceptable to the Committee, shall be required to implement such method. In no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder, except that to the extent the Executive Officer has already reimbursed the Company Group for any Erroneously Awarded Compensation Received under any duplicative recovery obligations, the Committee may determine that it is appropriate for such amount already reimbursed by the Executive Officer to be credited to the required recovery under this Policy. Notwithstanding anything to the contrary herein, the Committee has no obligation under this Policy to seek recoupment of amounts that are not Incentive-based Compensation. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Committee, the CNP Board, or a group composed entirely of independent members of the CNP Board, provided, in each case, that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.
(c)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company Group when due, the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate, as determined by the Committee, to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
(d)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Sections 4(a), (b), and (c) above if either of the following conditions are met and the Committee determines that recovery would be impracticable:
(i)The direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, but only if the Company has first made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the NYSE; or
(ii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws, including disclosures required by the applicable SEC filings and rules.

6.Indemnification Prohibition. No member of the Company Group shall be permitted to indemnify any Executive Officer against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy or (b) any claims relating to the Company Group’s enforcement of its rights under this Policy. Further, no member of the Company Group shall enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company Group’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date).
7.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Notwithstanding the foregoing, this Policy is intended to satisfy the requirements of Section 10D of the Securities Exchange Act of 1934 and any applicable rules or standards adopted by the SEC or NYSE and will be interpreted and administered consistent therewith.
8.Effective Date. This Policy shall be effective as of the Effective Date.
9.Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section 9 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.
10.Other Recoupment Rights; No Additional Payments. The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group under applicable law, regulation or rule or pursuant to the terms of any similar policy of the Company Group or any provision in any employment agreement, equity award agreement, or other agreement or arrangement.
11.Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
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